APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

# Profit & Loss Report

Diem Lynn LLC, TDMA, LLC, VLF Polk Property LLC, VLF Holdings LLC, VLF Management LLC, DBA Diem

Jan 2019 - Dec 2019
reporting in USD

| Revenue | Jan 19 - Dec 19 |
|---|---|
| 400000 - Sales Revenue | $3,801,994.50 |
| 402000 - Product Sales Discount | -$26,300.78 |
| **Total Revenue** | **$3,775,693.72** |

| Cost of Sales | Jan 19 - Dec 19 |
|---|---|
| 500000 - Product & Purchases | $26,980.41 |
| 500010 - Cannabis Products Purchased | $1,035,892.80 |
| 500015 - Polk Inventory | $297,610.21 |
| 500020 - MMJ Product & Assoc | $0.00 |
| 500020 - Non-Cannabis Products Purchased | $13,726.89 |
| 510010 - Labor - Wages | $0.00 |
| 510030 - Labor - Wages - Payroll Taxes | $0.00 |
| 511010 - Labor - Wages | $133,278.79 |
| 511100 - General Supplies | $0.00 |
| 521000 - Labor Cost | $232,407.16 |
| 521010 - Packaging Supplies | $16,116.53 |
| 521020 - Product Testing | $8,367.83 |
| 521030 - Operating Supplies | $16,853.19 |
| 540100 - Indirect COGS - Rent | $17,550.00 |
| 540100 - Rent | $27,981.01 |
| 540200 - Indirect COGS - Utilities | $37,191.86 |
| 540320 - Indirect COGS - Equipment Rental | $309.00 |
| 540440 - Parking & Tolls | $0.00 |
| 540711 - OR Excise Taxes (deleted) | $498,985.64 |
| 540800 - Indirect COGS - Licenses | $3,127.38 |
| 540910 - Driver Mileage Reimbursement | $20,643.72 |
| 541010 - Bank Fees | $10,444.45 |
| 545010 - Indirect COGS - Depreciation Expense | $10,033.00 |
| 546013 - Other Software | $0.00 |
| 547050 - Office Supplies | $0.00 |
| 599999 - Inventory Adjustment | $143,574.73 |
| 624 - Postage & Shipping (deleted) | $100.00 |
| Cost of Goods Sold | $87.52 |
| Indirect COGS - Depreciation Expense (deleted) | $9,625.00 |
| IP Royalties (deleted) | $143,636.69 |
| Packaging Supplies - Indirect COGS (deleted) | $22,870.36 |
| **Total Cost of Sales** | **$2,727,394.17** |

| **Gross Profit** | **$1,048,299.55** |
|---|---|

| **Expenses** | **Jan 19 - Dec 19** |
|---|---|
| 603 - Employee Benifits (deleted) | $0.00 |
| 604 - Bonus (deleted) | $0.00 |
| 607 - Office Benefit (deleted) | $0.00 |
| 611010 - Wages | $368,320.47 |
| 611040 - Bonus | $27,951.09 |
| 611045 - Tips | $110,209.98 |
| 612 - License & Permits (deleted) | $0.00 |
| 613020 - Benefits | $14,667.71 |
| 614 - Rent Expense (deleted) | $0.00 |
| 614100 - Promotions | $157.70 |
| 614200 - Internet Advertising | $44,246.74 |
| 614300 - Print & Billboard | $648.13 |
| 615 - Advertising and Promotion (deleted) | $0.00 |
| 615000 - Auto Expense | $2,040.47 |
| 615010 - Auto Expense - Fuel | $0.00 |
| 615010 - Fuel | $61.16 |
| 617010 - Computer Expense - Software <$2,500 | $7,667.39 |
| 619000 - Insurance | $24,003.52 |
| 621000 - Licenses, Filing Fees, & Permits | $12,890.00 |
| 622000 - Meals & Entertainment | $1,036.98 |
| 622010 - Meals & Entertainment | $2,461.42 |
| 623000 - Office Expenses | $13,296.09 |
| 623050 - Office Supplies | $23,969.59 |
| 624000 - Professional Fees | $1,563.86 |
| 624100 - Legal | $8,302.50 |
| 624200 - Accounting | $6,222.31 |
| 624400 - Other Professional Fees | $9,527.81 |
| 626000 - Repairs & Maintenance | $31,941.37 |
| 627000 - Security & Safety | $6,741.81 |
| 629000 - Telecommunications | $4,073.89 |
| 631100 - Lodging & Airfare | $0.00 |
| 631200 - Parking | $1,937.50 |
| 631300 - Mileage Reimbursement | $9,978.96 |
| 632000 - Utilities Expenses | $1,472.80 |
| 654 - Insurance Expense (deleted) | $0.00 |
| 670 - Real Estate Professional Svc (deleted) | $0.00 |
| 672 - Interest Expense (deleted) | $0.00 |
| 675 - Contracted Services (deleted) | $0.00 |
| 682 - Repairs and Maintenance (deleted) | $0.00 |
| 700 - Vehicle Lease (deleted) | $0.00 |
| 701 - Mileage & Fuel Reimbursement (deleted) | $0.00 |
| 711 - Monthly Software Subscriptions (deleted) | $39.00 |
| 711000 - Charitable Contributions | $0.00 |
| 720 - Meals & Entertainment (deleted) | $0.00 |

| | |
|---|---:|
| 799 - Suspense (deleted) | $24,709.81 |
| 999 - Suspense (deleted) | $0.00 |
| Suspense (deleted) | $33,256.76 |
| Uncategorized Expense | $113,216.56 |
| **Total Expenses** | **$906,613.38** |
| | $141,686.17 |

**Operating Profit**

| **Other Income** | **Jan 19 - Dec 19** |
|---|---:|
| **Total Other Income** | **$0.00** |

| **Other Expenses** | **Jan 19 - Dec 19** |
|---|---:|
| 713010 - Interest Expense | $596.59 |
| 721010 - Income Tax Expense - Federal (deleted) | $0.00 |
| 721999 - Penalties on Taxes | $2,450.00 |
| **Total Other Expenses** | **$3,046.59** |

| **Other Profit** | -$3,046.59 |
|---|---:|

| **Net Profit** | $138,639.58 |
|---|---:|

# Balance Sheet Report

Diem Lynn LLC, TDMA, LLC, VLF Polk Property LLC, VLF Holdings LLC, VLF Management LLC, DBA Diem

Jan 2019 - Dec 2019
reporting in USD

| Current Assets | Jan 19 - Dec 19 |
|---|---|
| 100010 - KeyBank Basic Business Checking | $6,054.42 |
| 100010 - MAPS Checking | $100,059.36 |
| 100020 - MAPS Savings. | $36,116.02 |
| 100030 - KandM Key Bank | $0.00 |
| 100110 - Cash on Hand - Salem | $15,084.80 |
| 100120 - Cash on Hand - Portland | $14,881.86 |
| 100130 - Cash in ATM | $0.00 |
| 100200 - Cash on hand | $0.00 |
| 120000 - Inventory | $152,584.72 |
| 130100 - Due from KandM | $0.00 |
| 130100 - Due from VLF Management | $206,147.98 |
| 130100 - Due from VLF Management, LLC | $282,804.87 |
| 130200 - Due from TDMA | $644,474.73 |
| 130300 - Due from VLF Holdings | $0.00 |
| 130300 - Due from VLF Holdings, LLC | $94,194.28 |
| 130400 - Due from VLF Leasing | $1,950.00 |
| 130400 - Due from VLF Leasing LLC | $1,791.04 |
| 130400 - Due from VLF Leasing, LLC | $142,823.26 |
| 130500 - Due from VLF Polk | $48,000.00 |
| 130500 - Due from VLF Polk, LLC | $108,452.38 |
| 130600 - Due from Supplements | $149,135.28 |
| 130600 - Due from VLF Supplements | $0.00 |
| 132000 - Prepaid Expenses | $0.00 |
| **Total Current Assets** | **$2,004,555.00** |

| Non-Current Assets | Jan 19 - Dec 19 |
|---|---|
| 150300 - Buildings & Structures | $433,176.73 |
| 150400 - Leasehold Improvements | $41,129.41 |
| 150500 - Leasehold Improvements | $26,453.78 |
| 150600 - Vehicles | $0.00 |
| 150900 - Equipment | $933.43 |
| 151000 - Furniture & Fixtures | $90,315.73 |
| 151100 - Computer & Office Equipment | $6,712.96 |
| 151110 - Software Purchases | $7,524.43 |
| 151300 - Construction in Progress | $0.00 |
| 161000 - Accumulated Depreciation | -$42,793.30 |
| 173000 - Capitalized Start Up Costs | $1,614,806.44 |
| 174000 - Security Deposits | $3,683.48 |

| | |
|---|---|
| 174000 - Security Deposits | $3,083.48 |
| 174000 - Security Deposits Asset | $55,525.00 |
| **Total Non-Current Assets** | **$2,237,468.09** |

| **Total Assets** | **$4,242,023.09** |
|---|---|

| **Current Liabilities** | **Jan 19 - Dec 19** |
|---|---|
| 200000 - Accounts Payable | $7,435.93 |
| 210000 - Chris Mitchem AMEX | $20,868.63 |
| 210100 - Home Depot 8960/db.8873 Polk | $3,221.45 |
| 210100 - Home Depot... | $0.00 |
| 220400 - Payroll Tax Liabilities | $808.51 |
| 221100 - Due to TDMA | $0.00 |
| 221100 - Due to VLF Management | $728,108.25 |
| 221100 - Due to VLF Management, LLC | $94,194.28 |
| 221200 - Due to VLF Supplements | -$0.20 |
| 221300 - Due to VLF Holdings, LLC | $282,804.87 |
| 221400 - Due to VLF Leasing | $0.00 |
| 221400 - Due to VLF Leasing LLC | $264.34 |
| 221400 - Due to VLF Leasing, LLC | $247,138.80 |
| 221500 - Due to VLF Polk, LLC | $206,147.98 |
| 221700 - Due to VLF Holding | $15,322.88 |
| 221700 - Due to VLF Holdings LLC | $9,495.98 |
| 221800 - Due to TDMA LLC | $48,000.00 |
| 230110 - Oregon Excise Tax Payable | $271,683.02 |
| 231000 - IRS Corporate Taxes Payable | $0.00 |
| Federal Tax Payable | $91,794.00 |
| Local Tax Payable | $277.00 |
| Notes Payable - Holdings | $0.00 |
| State Tax Payable | $891.00 |
| **Total Current Liabilities** | **$2,028,456.72** |

| **Non-Current Liabilities** | **Jan 19 - Dec 19** |
|---|---|
| 250100 - | $1,221,128.00 |
| 250200 - | $287,696.48 |
| 250200 - Note Payable - Holdings | $0.00 |
| 250400 - Note Payable - | $0.00 |
| 250500 - Due to | $0.00 |
| 250900 - Due to Private Party | $30,000.00 |
| **Total Non-Current Liabilities** | **$1,538,824.48** |

| **Total Liabilities** | **$3,567,281.20** |
|---|---|

| **Equity** | **Jan 19 - Dec 19** |
|---|---|
| 300300 | $3 100 00 |
| 300400 | $1 000 00 |
| 300500 | $10 000 00 |

| | |
|---|---|
| 300600 | $6 000 00 |
| 310100 | $36 763 25 |
| 310200 | $38 140 00 |
| 310300 | $6 500 00 |
| 311100 | $19 629 00 |
| 311200 | $190 250 00 |
| 311300 | $400 000 00 |
| 319999   Opening Balance Equity | $0 00 |
| 320000 - Retained Earnings | -$188,606.44 |
| Equity | $0.00 |
| Owner's Equity | $117,262.00 |
| Prior Period Adjustment - Inv | $99,071.00 |
| Profit for the year | $138,639.58 |
| **Total Equity** | **$674,741.89** |
| **Total Liabilities + Equity** | $4 242 023 09 |

# Cashflow Report

Diem Lynn LLC, TDMA, LLC, VLF Polk Property LLC, VLF Holdings LLC, VLF Management LLC, DBA Diem

Jan 2019 - Dec 2019
reporting in USD

| Net Income | Jan 19 - Dec 19 |
|---|---|
| Net Income | $138,639.58 |
| **Total Net Income** | **$138,639.58** |

| Operating Activities | Jan 19 - Dec 19 |
|---|---|
| 120000 - Inventory | -$584.72 |
| 129 - Accounts Receivable (deleted) | $15,999.15 |
| 130100 - Due from KandM | $0.00 |
| 130100 - Due from VLF Management | -$206,147.98 |
| 130100 - Due from VLF Management, LLC | $0.00 |
| 130200 - Due from TDMA | -$294,121.21 |
| 130300 - Due from VLF Holdings | -$16,824.61 |
| 130300 - Due from VLF Holdings, LLC | -$94,194.28 |
| 130400 - Due from VLF Leasing | $0.00 |
| 130400 - Due from VLF Leasing LLC | -$1,791.04 |
| 130400 - Due from VLF Leasing, LLC | -$82,120.14 |
| 130500 - Due from VLF Polk | -$48,000.00 |
| 130500 - Due from VLF Polk, LLC | -$93,129.50 |
| 130600 - Due from Supplements | -$61,209.28 |
| 130600 - Due from VLF Supplements | $0.00 |
| 132000 - Prepaid Expenses | $0.00 |
| 161000 - Accumulated Depreciation | $41,903.00 |
| 200000 - Accounts Payable | $979.74 |
| 210000 - Chris Mitchem AMEX | $20,868.63 |
| 210100 - Home Depot | $0.00 |
| 210100 - Home Depot... | $0.00 |
| 220400 - Payroll Tax Liabilities | -$2,575.09 |
| 221100 - Due to TDMA | -$381,634.87 |
| 221100 - Due to VLF Management | $773,347.48 |
| 221100 - Due to VLF Management, LLC | $94,194.28 |
| 221200 - Due to VLF Supplements | $5,231.83 |
| 221300 - Due to VLF Holdings, LLC | $0.00 |
| 221400 - Due to VLF Leasing | -$7,439.36 |
| 221400 - Due to VLF Leasing LLC | $264.34 |
| 221400 - Due to VLF Leasing, LLC | $143,636.69 |
| 221500 - Due to VLF Polk, LLC | $171,911.53 |
| 221700 - Due to VLF Holding | $0.00 |
| 221700 - Due to VLF Holdings LLC | $9,495.98 |
| 221800 - Due to TDMA LLC | $48,000.00 |

| | |
|---|---:|
| 221800 - Due to TDMA LLC | $48,000.00 |
| 230110 - Oregon Excise Tax Payable | $234,570.95 |
| 231 - Other Acrued Expenses (deleted) | $88,094.94 |
| 231000 - IRS Corporate Taxes Payable | $0.00 |
| 250 - Accrued Expenses (deleted) | -$49,645.45 |
| Federal Tax Payable | $91,794.00 |
| Local Tax Payable | $277.00 |
| | |
| Notes Payable   Holdings | $20 791 98 |
| Payroll Taxes Payable (deleted) | -$31,400.96 |
| State Tax Payable | $891.00 |
| **Total Operating Activities** | **$349,850.07** |

| | |
|---|---:|
| **Net Cash** | $488 489 65 |

| **Investing Activities** | **Jan 19 - Dec 19** |
|---|---:|
| 150300 - Buildings & Structures | -$433,176.73 |
| 150400 - Leasehold Improvements | -$41,129.41 |
| 150500 - Leasehold Improvements | $31,561.51 |
| 150600 - Vehicles | $0.00 |
| 150900 - Equipment | -$933.43 |
| 151000 - Furniture & Fixtures | -$57,874.89 |
| 151100 - Computer & Office Equipment | $0.00 |
| 151110 - Software Purchases | $0.00 |
| 151300 - Construction in Progress | $0.00 |
| 173000 - Capitalized Start Up Costs | -$1,614,806.44 |
| 174000 - Security Deposits | $0.00 |
| 174000 - Security Deposits Asset | -$30,000.00 |
| **Total Investing Activities** | **-$2,146,359.39** |

| **Financing Activities** | **Jan 19 - Dec 19** |
|---|---:|
| 250100 - Due to Tidal | $761,468.00 |
| 250200 - | $287,696.48 |
| 250200 - Note Payable - Holdings | -$8,200.00 |
| 250400 - Note Payable - | $0.00 |
| 250500 - Due to | $0.00 |
| 250900 - Due to Private Party | $0.00 |
| 300300 - | -$3,100.00 |
| 300400 - | $0.00 |
| 300500 - | -$10,000.00 |
| 300600 - | -$6,000.00 |
| 310100 - | $0.00 |
| 310200 - | -$1,290.00 |
| 310300 - | $0.00 |
| 311100 - | $0.00 |
| 311200 - | $0.00 |
| 311300 - | $0.00 |
| 319999 - Opening Balance Equity | $0.00 |

| | |
|---|---|
| Equity | $0.00 |
| Owner's Equity | $117,262.00 |
| Prior Period Adjustment - Inv | $99,071.00 |
| **Total Financing Activities** | **$1,236,907.48** |

**Net Cash Total** · -$420,962.26

| **Cash at Start of Period** | **Jan 19 - Dec 19** |
|---|---|
| 100010 - KeyBank Basic Business Checking | $5,176.79 |
| 100010 - MAPS Checking | $243,867.23 |
| 100020 - MAPS Savings. | $64,511.07 |
| 100030 - KandM Key Bank | $100.00 |
| 100110 - Cash on Hand - Salem | $42,254.88 |
| 100120 - Cash on Hand - Portland | $21,064.66 |
| 100130 - Cash in ATM | $10,760.00 |
| 100200 - Cash on hand | $510.00 |
| **Total Cash at Start of Period** | **$388,244.63** |

**Cash at End of Period** · -$32,717.63

# Profit & Loss Report

Diem Lynn LLC, TDMA, LLC, VLF Polk Property LLC, VLF Holdings LLC, VLF Management LLC, DBA Diem

Jan 2020 - Dec 2020
reporting in USD

| Revenue | Jan 20 - Dec 20 |
|---|---|
| 400000 - Sales of Product Income | $2,849,243.01 |
| 400000 - Sales Revenue | $4,924,048.35 |
| 400100 - Merchandise Sales | $3,065,953.46 |
| 402000 - Product Sales Discount | $0.00 |
| **Total Revenue** | **$10,839,244.82** |

| Cost of Sales | Jan 20 - Dec 20 |
|---|---|
| 500010 - Cannabis Products Purchased | $5,143,337.28 |
| 500020 - Non-Cannabis Products Purchased | $3,841.90 |
| 500100 - Clones Purchased | $21,691.56 |
| 510010 - Labor - Wages | $528,722.71 |
| 510030 - Labor - Wages - Payroll Taxes | $58,445.18 |
| 510050 - Labor - Contractor 1099 | $1,600.00 |
| 511010 - Labor - Wages | $211,794.80 |
| 511030 - Labor - Wages - Payroll Taxes | $14,357.92 |
| 511040 - Labor - Bonus | $11,698.48 |
| 511050 - Labor - Contractor 1099 | $18,644.77 |
| 511100 - General Supplies | $11,727.46 |
| 511400 - Tools & Equipment <$2,500 | $3,239.29 |
| 511500 - Packaging Supplies | $64,907.02 |
| 521010 - Packaging Supplies | $2,193.06 |
| 521010 - Wages | $805,896.90 |
| 521020 - Product Testing | $11,076.00 |
| 521030 - Operating Supplies | $67,885.03 |
| 521030 - Payroll Taxes | $67,340.44 |
| 521040 - Bonus | $2,266.65 |
| 521050 - Contractor 1099 | $1,000.00 |
| 540100 - Indirect COGS - Rent | $142,547.60 |
| 540100 - Rent | $120,395.36 |
| 540200 - Indirect COGS - Utilities | $31,316.40 |
| 540200 - Utilities | $3,466.57 |
| 540300 - Indirect COGS - Repairs & Maintenance | $67,117.12 |
| 540300 - Repairs & Maintenance | $7,158.79 |
| 540320 - Indirect COGS - Equipment Rental | $6,501.35 |
| 540410 - Fuel | $14,876.66 |
| 540430 - Auto Repairs & Maintenance | $1,846.73 |
| 540440 - Parking | $387.00 |
| 540440 - Parking & Tolls | $95.79 |

| | |
|---|---|
| 540440 - Parking & Tolls | $95.79 |
| 540500 - Insurance Expense | $32,787.71 |
| 540500 - Insurance Expenses | $18,825.52 |
| 540600 - Indirect COGS - Inventory Management Software | $989.00 |
| 540800 - Indirect COGS - Licenses | $4,075.59 |
| 540800 - Licenses, Filing Fees, & Permits | $46,935.44 |
| 540910 - Driver Mileage Reimbursement | $166,770.39 |
| 540910 - Employee Reimbursements | $16,460.06 |
| 540940 - Payroll Processing Fee | $6,604.74 |
| 541010 - Bank Fees | $37,713.16 |
| 541020 - Merchant Fees | $16,445.06 |
| 541030 - Credit Cards Fees | $246.20 |
| 541040 - Merchant Fees | $1,113.86 |
| 542000 - Cash Management Services | $50,179.52 |
| 543000 - Indirect COGS - Security & Compliance | $13,088.58 |
| 543000 - Security & Compliance | $513.47 |
| 544000 - Indirect COGS - Shipping Costs | $7,836.22 |
| 544020 - Indirect COGS - Shipping Costs | $557.02 |
| 545010 - Indirect COGS - Depreciation Expense | $10,033.00 |
| 546011 - Inventory Management Software | $6,034.77 |
| 546012 - POS System Software | $4,390.00 |
| 546013 - Other Software | $3,869.63 |
| 546020 - Computer Equipment <$2,500 | $4,580.55 |
| 547010 - Dues & Subscriptions | $19,511.02 |
| 547010 - Indirect COGS - Dues & Subscriptions | $1,995.00 |
| 547020 - Education & Professional Development | $4,062.28 |
| 547020 - Indirect COGS - Education & Professional Development | $0.00 |
| 547030 - Employee Uniforms | $210.05 |
| 547040 - Office Equipment <$2,500 | $13,896.70 |
| 547050 - Office Supplies | $52,905.19 |
| 547060 - Postage & Delivery | $1,111.17 |
| 547070 - Other Office Expenses | $139.00 |
| 548000 - Indirect COGS - Telecommunications | $7,772.99 |
| 548000 - Telecommunications | $10,982.93 |
| 549999 - Indirect COGS - Miscellaneous | $446.25 |
| 599990 - Miscellaneous | $459.00 |
| 599999 - Inventory Adjustment | -$616,790.64 |
| Indirect COGS - Amortization Expense (deleted) | $62,798.03 |
| Indirect COGS - Depreciation Expense (deleted) | $27,455.48 |
| Indirect COGS - Excise Taxes | $522,588.04 |
| Indirect COGS - Labor - Benefits (deleted) | $13,319.03 |
| Indirect COGS - Local Excise Tax | $145,838.51 |
| Packaging Supplies - Indirect COGS (deleted) | $27,024.91 |
| **Total Cost of Sales** | **$8,193,150.25** |

| | |
|---|---|
| **Gross Profit** | $2,646,094.57 |

| **Expenses** | **Jan 20 - Dec 20** |
|---|---|

| | |
|---|---:|
| 611010 - Wages | $80,269.21 |
| 611030 - Payroll Taxes | $7,819.94 |
| 611080 - Payroll Processing Fee | $1,105.00 |
| 613010 - Reimbursement Expense | $14,231.44 |
| 613020 - Benefits | $0.00 |
| 613030 - Payroll Processing Fee | $134.59 |
| 614000 - Advertising & Marketing | $37,062.62 |
| 614100 - Promotions | $4.02 |
| 614200 - Internet Advertising | $25,179.87 |
| 614300 - Print & Billboard | $8,987.05 |
| 614500 - Events | $16.33 |
| 615010 - Auto Expense - Fuel | $3,956.47 |
| 615010 - Fuel | $0.00 |
| 615030 - Auto Expense - Repairs & Maintenance | $1,254.85 |
| 615030 - Auto Repair & Maint | $0.00 |
| 616010 - Bank Fees | $2,063.79 |
| 616030 - Merchant Fees | $360.00 |
| 617010 - Computer Expense - Software <$2,500 | $0.00 |
| 617020 - Computer Expense - Equipment <$2,500 | $0.00 |
| 618000 - IT Services | $1,063.28 |
| 619030 - Travel Insurance | $124.79 |
| 621000 - Filing Fees & Permits | $150.00 |
| 622000 - Meals & Entertainment | $4,153.97 |
| 622010 - General Meals & Entertainment | $11,406.47 |
| 622010 - Meals & Entertainment | $3,588.01 |
| 622020 - Employee Meals | $1,572.53 |
| 623010 - Dues and Subscriptions | $0.00 |
| 623020 - Seminars & Continued Education | $2,520.00 |
| 623030 - Uniforms & Dry Cleaning | $90.00 |
| 623040 - Office Furniture & Equipment <$2,500 | $3,111.02 |
| 623050 - Office Supplies | $7,835.82 |
| 623060 - Postage & Delivery | $55.96 |
| 624100 - Legal | $213,764.85 |
| 624200 - Accounting | $10,892.63 |
| 624300 - Consulting | $2,795.27 |
| 624400 - Other Professional Fees | $9,172.51 |
| 625000 - Rent Expense | $0.00 |
| 626000 - Repairs and Maintenance | $0.00 |
| 629000 - Telecommunications | $0.00 |
| 631000 - Travel Expenses | $103.50 |
| 631100 - Lodging & Airfare | $16,736.68 |
| 631200 - Parking & Tolls | $4,273.22 |
| 632000 - Utilities Expenses | $318.97 |
| 711000 - Charitable Contributions | $21,145.91 |
| 721100 - Excise Taxes | $831,205.21 |
| 721300 - Sales Tax | $2,647.82 |
| 721999 - Penalties on Taxes | $13,611.28 |
| 999999 - Uncategorized Expense | $0.00 |
| Bank Charges & Fees | $28.00 |

| | |
|---|---:|
| Due & Subscriptions | $0.00 |
| Insurance | $1,586.32 |
| Legal & Professional Services | $400.00 |
| Rent & Lease | $49,759.88 |
| Uncategorized Expense | $55,678.84 |
| **Total Expenses** | **$1,452,237.92** |

| | |
|---|---:|
| **Operating Profit** | $1,193,856.65 |

| **Other Income** | **Jan 20 - Dec 20** |
|---|---:|
| 715020 - Other Income | $48,853.00 |
| **Total Other Income** | **$48,853.00** |

| **Other Expenses** | **Jan 20 - Dec 20** |
|---|---:|
| 713010 - Interest Expense | $73,584.51 |
| 721010 - Income Tax Expense - Federal (deleted) | $19,600.00 |
| **Total Other Expenses** | **$93,184.51** |

| | |
|---|---:|
| **Other Profit** | -$44,331.51 |

| | |
|---|---:|
| **Net Profit** | $1,149,525.14 |

# Balance Sheet Report

Diem Lynn LLC, TDMA, LLC, VLF Polk Property LLC, VLF Holdings LLC, VLF Management LLC, DBA Diem

Jan 2020 - Dec 2020
reporting in USD

| Current Assets | Jan 20 - Dec 20 |
| --- | --- |
| 100000 - GFA Checking | $454,320.71 |
| 100010 - KeyBank Basic Business Checking | $22,911.00 |
| 100010 - MAPS Checking | $453,139.64 |
| 100010 - Northern Bank Checking | $0.00 |
| 100010 - Northern Bank Checking | $0.00 |
| 100020 - Azlo Checking | $425,798.00 |
| 100020 - MAPS Savings. | $1,634.05 |
| 100020 - Northern Bank Checking | $0.00 |
| 100020 - Northern Checking | $0.00 |
| 100030 - KandM Key Bank | $0.00 |
| 100030 - KandM Keybank Checking | $145.25 |
| 100110 - Cash on Hand - Salem | $15,084.80 |
| 100120 - Cash on Hand - Portland | $14,881.86 |
| 100130 - Cash in ATM | $0.00 |
| 100200 - Cash In Hand | $10,150.00 |
| 100200 - Cash on hand | $0.00 |
| 110000 - Accounts Receivable | $0.00 |
| 110000 - Accounts Receivable (A/R) | $14,957.64 |
| 110100 - Recievable From First Data | $0.00 |
| 120000 - Inventory | $0.00 |
| 120010 - Finished Goods | $723,007.65 |
| 120020 - Non-Cannabis Inventory | $46,367.71 |
| 130100 - Due from KandM | $0.00 |
| 130100 - Due from VLF Management | $241,147.98 |
| 130100 - Due from VLF Management, LLC | $615,469.33 |
| 130200 - Due from TDMA | $1,002,486.75 |
| 130200 - Due from TDMA Springfield LLC | $500.00 |
| 130300 - Due from VLF Holdings | $1,488,792.90 |
| 130300 - Due from VLF Holdings, LLC | $533,746.08 |
| 130400 - Due from VLF Leasing | $1,950.00 |
| 130400 - Due from VLF Leasing LLC | $6,791.04 |
| 130400 - Due from VLF Leasing, LLC | $401,866.03 |
| 130500 - Due from VLF Polk | $54,000.00 |
| 130500 - Due from VLF Polk, LLC | $431,521.38 |
| 130600 - Due from Supplements | $0.00 |
| 130600 - Due from VLF Supplements | $0.00 |
| 130800 - Due from Diem Lynn LLC | $88,677.95 |
| 130900 - Due from Diem Orange LLC | $492,511.00 |

| | |
|---|---:|
| 131000 - Due from Greenlight Distribution | $61,419.85 |
| 132000 - Prepaid Expenses | $0.00 |
| 139999 - Undeposited Funds | $0.00 |
| Undeposited Funds | $0.00 |
| **Total Current Assets** | **$7,603,278.60** |

| **Non-Current Assets** | **Jan 20 - Dec 20** |
|---|---:|
| 150300 - Buildings & Structures | $0.00 |
| 150400 - Leasehold Improvements | $867,186.87 |
| 150500 - Leasehold Improvements | $26,453.78 |
| 150600 - Vehicles | $0.00 |
| 150900 - Equipment | $12,933.43 |
| 150900 - Machinery & Equipment | $3,714.33 |
| 151000 - Furniture & Fixtures | $99,138.73 |
| 151100 - Computer & Office Equipment | $6,712.96 |
| 151110 - Software | $14,010.58 |
| 151110 - Software Purchases | $34,245.84 |
| 151300 - Construction in Progress | $0.00 |
| 161000 - Accumulated Depreciation | -$80,281.78 |
| 173000 - Capitalized Start Up Costs | $1,614,806.44 |
| 174000 - Security Deposits | $3,683.48 |
| 174000 - Security Deposits Asset | $55,525.00 |
| 181000 - Accumulated Amortization | -$62,798.03 |
| Construction in Progress | $40,969.88 |
| Security Deposit | $20,000.00 |
| **Total Non-Current Assets** | **$2,656,301.51** |

| **Total Assets** | **$10,259,580.11** |
|---|---:|

| **Current Liabilities** | **Jan 20 - Dec 20** |
|---|---:|
| 200000 - Accounts Payable | $198,123.95 |
| 200000 - Accounts Payable (A/P) | $236,897.09 |
| 210000 - Chris Mitchem AMEX | $2,618.52 |
| 210000 - Credit Card Payable | $0.00 |
| 210100 - Home Depot 8960/db.8873 Polk | $3,221.45 |
| 210100 - Home Depot... | $0.00 |
| 220110 - Employer Benefit Liabilities | $265.12 |
| 220350 - Employee Benefits Payable | $1,254.20 |
| 220400 - Payroll Tax Liabilities | $0.00 |
| 221100 - Due to TDMA | $0.00 |
| 221100 - Due to VLF Management | $1,013,700.61 |
| 221100 - Due to VLF Management, LLC | $533,746.08 |
| 221200 - Due to TDMA | $1,488,792.90 |
| 221200 - Due to VLF Supplements | -$0.20 |
| 221300 - Due to Diem Orange LLC | $1,750.00 |
| 221300 - Due to VLF Holdings, LLC | $615,469.33 |
| 221400 - Due to VLF Leasing | $23,000.00 |
| 221400 - Due to VLF Leasing LLC | $22,564.34 |

| | |
|---|---|
| 221400 - Due to VLF Leasing, LLC | $258,198.80 |
| 221500 - Due to VLF Polk, LLC | $241,147.98 |
| 221700 - Due to Diem Orange | $15,380.49 |
| 221700 - Due to VLF Holding | $216,343.37 |
| 221700 - Due to VLF Holdings LLC | $203,964.15 |
| 221800 - Due to TDMA LLC | $54,000.00 |
| 222000 - Payable to Northern Bank | $75,225.12 |
| 230100   Excise Tax Payable | $398 509 29 |
| 230110 - Oregon Excise Tax Payable | $225,936.72 |
| 230200 - MA Sales Tax Payable | $231,691.43 |
| 230300 - MA Local Sales Tax Due | $111,211.89 |
| 230400 - MA Sales & Use Tax Payable | $2,195.14 |
| 231000 - IRS Corporate Taxes Payable | $19,600.00 |
| 231100 - SBAD TREAS 310 | $10,000.00 |
| Accounts Payable (A/P) | $19,066.13 |
| Due to TDMA LLC | $8,250.00 |
| Due to VLF Holding | $79,927.95 |
| Due to VLF Leasing | $5,000.00 |
| Due to VLF Polk Properties LLC | $500.00 |
| Federal Tax Payable | $91,794.00 |
| Local Tax Payable | $0.00 |
| Notes Payable - Holdings | $0.00 |
| PPP Loan for Payroll | $15,100.00 |
| State Tax Payable | $0.00 |
| Undistributed Tips | $0.00 |
| **Total Current Liabilities** | **$6,424,445.85** |

| Non-Current Liabilities | Jan 20   Dec 20 |
|---|---|
| 250100 - Due to Tidal | $1,221,128.00 |
| 250200 - | $0.00 |
| 250200 - Note Payable - Holdings | $0.00 |
| 250300 - Note Payable - | $672,495.00 |
| 250400 - Note Payable - | $120,000.00 |
| 250500 - Due to | $0.00 |
| 250600 - Notes Payable - | $250,000.00 |
| 250900 - Due to Private Party | $30,000.00 |
| **Total Non-Current Liabilities** | **$2,293,623.00** |

| **Total Liabilities** | $8 718 068 85 |
|---|---|

| Equity | Jan 20 - Dec 20 |
|---|---|
| 300100 - | -$52,238.00 |
| 300200 - | -$3,400.00 |
| 300300 - | -$5,050.00 |
| 300400 - | -$1,000.00 |
| 300500 - | -$10,000.00 |
| 300600 - | -$6,000.00 |

| | |
|---|---|
| 310100 - | -$56,763.25 |
| 310200 - | -$77,487.00 |
| 310300 - | -$6,500.00 |
| 311100 - | $19,629.00 |
| 311200 - | $186,500.00 |
| 311300 - | $400,000.00 |
| 319999 - Opening Balance Equity | $0.00 |
| 320000   Retained Earnings | $16 376 11 |
| Equity | $0.00 |
| Owner's Equity | $117,262.00 |
| Prior Period Adjustment - Inv | $0.00 |
| Profit for the year | $1,149,525.14 |
| VLF Supplements Distribution | -$96,590.52 |
| **Total Equity** | **$1,541,511.26** |
| **Total Liabilities + Equity** | $10 259 580 11 |

# Cashflow Report

Diem Lynn LLC, TDMA, LLC, VLF Polk Property LLC, VLF Holdings LLC, VLF Management LLC, DBA Diem

Jan 2020 - Dec 2020
reporting in USD

| Net Income | Jan 20 - Dec 20 |
|---|---|
| Net Income | $1,149,525.14 |
| **Total Net Income** | **$1,149,525.14** |

| Operating Activities | Jan 20 - Dec 20 |
|---|---|
| 110000 - Accounts Receivable | $0.00 |
| 110000 - Accounts Receivable (A/R) | -$14,957.64 |
| 110100 - Recievable From First Data | $0.00 |
| 120000 - Inventory | $152,584.72 |
| 120010 - Finished Goods | -$723,007.65 |
| 120020 - Non-Cannabis Inventory | -$46,367.71 |
| 130100 - Due from KandM | $0.00 |
| 130100 - Due from VLF Management | -$35,000.00 |
| 130100 - Due from VLF Management, LLC | -$332,664.46 |
| 130200 - Due from TDMA | -$358,012.02 |
| 130200 - Due from TDMA Springfield LLC | -$500.00 |
| 130300 - Due from VLF Holdings | -$1,488,792.90 |
| 130300 - Due from VLF Holdings, LLC | -$439,551.80 |
| 130400 - Due from VLF Leasing | $0.00 |
| 130400 - Due from VLF Leasing LLC | -$5,000.00 |
| 130400 - Due from VLF Leasing, LLC | -$259,042.77 |
| 130500 - Due from VLF Polk | -$6,000.00 |
| 130500 - Due from VLF Polk, LLC | -$323,069.00 |
| 130600 - Due from Supplements | $149,135.28 |
| 130600 - Due from VLF Supplements | $0.00 |
| 130800 - Due from Diem Lynn LLC | -$88,677.95 |
| 130900 - Due from Diem Orange LLC | -$492,511.00 |
| 131000 - Due from Greenlight Distribution | -$61,419.85 |
| 132000 - Prepaid Expenses | $0.00 |
| 161000 - Accumulated Depreciation | $37,488.48 |
| 181000 - Accumulated Amortization | $62,798.03 |
| 200000 - Accounts Payable | $190,688.02 |
| 200000 - Accounts Payable (A/P) | $236,897.09 |
| 210000 - Chris Mitchem AMEX | -$18,250.11 |
| 210000 - Credit Card Payable | $0.00 |
| 210100 - Home Depot 8960/db.8873 Polk | $0.00 |
| 210100 - Home Depot....8873 | $0.00 |
| 220110 - Employer Benefit Liabilities | $265.12 |
| 220350 - Employee Benefits Payable | $1,254.20 |

| | |
|---|---:|
| 220350 - Employee Benefits Payable | $1,254.20 |
| 220400 - Payroll Tax Liabilities | -$808.51 |
| 221100 - Due to TDMA | $0.00 |
| 221100 - Due to VLF Management | $285,592.36 |
| 221100 - Due to VLF Management, LLC | $439,551.80 |
| 221200 - Due to TDMA | $1,488,792.90 |
| 221200 - Due to VLF Supplements | $0.00 |
| | |
| 221300 - Due to Diem Orange LLC | $1,750.00 |
| 221300 - Due to VLF Holdings, LLC | $332,664.46 |
| 221400 - Due to VLF Leasing | $23,000.00 |
| 221400 - Due to VLF Leasing LLC | $22,300.00 |
| 221400 - Due to VLF Leasing, LLC | $11,060.00 |
| 221500 - Due to VLF Polk, LLC | $35,000.00 |
| 221700 - Due to Diem Orange | $15,380.49 |
| 221700 - Due to VLF Holding | $201,020.49 |
| 221700 - Due to VLF Holdings LLC | $194,468.17 |
| 221800 - Due to TDMA LLC | $6,000.00 |
| 222000 - Payable to Northern Bank | $75,225.12 |
| 230100 - Excise Tax Payable | $398,509.29 |
| 230110 - Oregon Excise Tax Payable | -$45,746.30 |
| 230200 - MA Sales Tax Payable | $231,691.43 |
| 230300 - MA Local Sales Tax Due | $111,211.89 |
| 230400 - MA Sales & Use Tax Payable | $2,195.14 |
| 231000 - IRS Corporate Taxes Payable | $19,600.00 |
| 231100 - SBAD TREAS 310 | $10,000.00 |
| Accounts Payable (A/P) | $19,066.13 |
| Amex Loan (deleted) | $0.00 |
| Due to DM Distribution LLC (deleted) | $0.00 |
| Due to TDMA LLC | $8,250.00 |
| Due to VLF Holding | $79,927.95 |
| Due to VLF Leasing | $5,000.00 |
| Due to VLF Polk Properties LLC | $500.00 |
| Federal Tax Payable | $0.00 |
| Local Tax Payable | -$277.00 |
| Notes Payable - Holdings | $0.00 |
| PPP Loan for Payroll | $15,100.00 |
| State Tax Payable | -$891.00 |
| Undistributed Tips | $0.00 |
| **Total Operating Activities** | **$123,420.89** |
| | |
| **Net Cash** | **$1,272,946.03** |

| Investing Activities | Jan 20 - Dec 20 |
|---|---:|
| 150300 - Buildings & Structures | $433,176.73 |
| 150400 - Leasehold Improvements | -$826,057.46 |
| 150500 - Leasehold Improvements | $0.00 |
| 150600 - Vehicles | $0.00 |
| 150900 - Equipment | -$12,000.00 |

| | |
|---|---|
| 150900 - Machinery & Equipment | -$3,714.33 |
| 151000 - Furniture & Fixtures | -$8,823.00 |
| 151100 - Computer & Office Equipment | $0.00 |
| 151110 - Software | -$14,010.58 |
| 151110 - Software Purchases | -$26,721.41 |
| 151300 - Construction in Progress | $0.00 |
| 173000 - Capitalized Start Up Costs | $0.00 |
| 174000 - Security Deposits | $0.00 |
| 174000 - Security Deposits Asset | $0.00 |
| Construction in Progress | -$40,969.88 |
| Security Deposit | -$20,000.00 |
| **Total Investing Activities** | **-$519,119.93** |

| **Financing Activities** | **Jan 20 - Dec 20** |
|---|---|
| 250100 - Due to Tidal | $0.00 |
| 250200 - Copp Family Investments | -$287,696.48 |
| 250200 - Note Payable - Holdings | $0.00 |
| 250300 - Note Payable - Chris & Julie Copp | $672,495.00 |
| 250400 - Note Payable - Chris Mitchem | $120,000.00 |
| 250500 - Due to Frank Kanekoa | $0.00 |
| 250600 - Notes Payable - Dirgesh Patel | $250,000.00 |
| 250900 - Due to Private Party | $0.00 |
| 300100 - Chris Michem Draw | -$52,238.00 |
| 300200 - Janae Mitchem Draw | -$3,400.00 |
| 300300 - Steve Mitchem Draw | -$1,950.00 |
| 300400 - Frank Kanekoa Draw | $0.00 |
| 300500 - Anda Corporation | $0.00 |
| 300600 - Zach Fairman | $0.00 |
| 310100 - Chris Mitchem | -$20,000.00 |
| 310200 - Frank Kanekoa | -$39,347.00 |
| 310300 - Steve Mitchem | $0.00 |
| 311100 - Alex Howbert | $0.00 |
| 311200 - Anda Corporation | -$3,750.00 |
| 311300 - Zach Fairman | $0.00 |
| 319999 - Opening Balance Equity | $0.00 |
| Equity | $0.00 |
| Owner's Equity | $0.00 |
| Prior Period Adjustment - Inv | -$99,071.00 |
| VLF Supplements Distribution | -$96,590.52 |
| **Total Financing Activities** | **$438,452.00** |

| **Net Cash Total** | **$1,192,278.10** |
|---|---|

| **Cash at Start of Period** | **Jan 20 - Dec 20** |
|---|---|
| 100010 - KeyBank Basic Business Checking (5736) | $6,054.42 |
| 100010 - MAPS Checking 6230 | $100,059.36 |
| 100020 - MAPS Savings..6191 | $36,116.02 |

| | |
|---|---:|
| 100030 - KandM Key Bank 7712 | $0.00 |
| 100110 - Cash on Hand - Salem | $15,084.80 |
| 100120 - Cash on Hand - Portland | $14,881.86 |
| 100130 - Cash in ATM | $0.00 |
| 100200 - Cash on hand | $0.00 |
| **Total Cash at Start of Period** | **$172,196.46** |
| | |
| **Cash at End of Period** | $1,364,474.56 |

I, Christopher Bennett Mitchem, certify that:

1. The financial statements of Diem Orange LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Diem Orange LLC included in this Form reflects accurately the information reported on the tax return for Diem Orange LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature    *Christopher Bennett Mitchem*

Name:    Christopher Bennett Mitchem

Title:    CEO